UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

13 December 2017

Commission File No. 001-32846

____________________________

 CRH public limited company

(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

13th December 2017

RE-ISSUE OF TREASURY SHARES

CRH plc announces that yesterday, 12th December 2017, it re-issued 1,658 Ordinary Shares in relation to an award under the CRH 2014 Performance Share Plan at a price of €29.92 per Ordinary Share.

Following the above transaction, CRH plc holds 53,848 Ordinary Shares in Treasury.  The number of Ordinary Shares in issue (excluding Treasury Shares) is 838,871,600.

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 13 December 2017
By:___/s/Neil Colgan___
N.Colgan
Company Secretary